Willis Towers Watson plc
c/o Willis Group Limited
51 Lime Street
London EC3M 7DQ
England

June 28, 2017

VIA EDGAR Correspondence

Ms. Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Willis Towers Watson plc
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 1-16503

Dear Ms. Blye:

Reference is made to your comment letter dated May 31, 2017 (the “May 31 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2016 by Willis Towers Watson plc (the “Company”). On behalf of the Company, set forth below we repeat the numbered Staff comment contained in the May 31 Letter, and follow it with the Company’s response.

Form 10-K filed March 1, 2017

1.
You disclose that certain of your subsidiaries may do business in sanctioned jurisdictions such as Sudan and Syria, among others. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your letter to the staff dated October 22, 2014, whether through subsidiaries, affiliates, clients, or other direct or indirect arrangements. You should describe any products or services, you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 1 of 6

Response:

Company Overview

As disclosed in its periodic filings with the Commission, Willis Towers Watson plc (“the Company”) is a leading global advisory, broking, and solutions company that helps clients around the world turn risk into a path for growth. The Company and its subsidiaries have more than 41,000 employees and service clients in more than 140 countries and territories.  In 2016, the Company and its subsidiaries’ revenues were just under $7.9 billion with assets valued at $30.2 billion.

The Company’s clients include major multinational and middle-market companies in a variety of industries, as well as public institutions and individual clients.   The Company offers a broad range of services to help clients to identify and control their risks and to enhance business performance by improving their ability to attract, retain, and engage a talented workforce In its capacity as an advisor and broker, the Company acts as an intermediary between its clients and the insurance and reinsurance carriers by advising its clients on their risk management requirements, helping its clients determine the best means of managing risk, and negotiating and placing insurance risks with insurance or reinsurance carriers through its global distribution network.

Sudan

Direct business with Sudan

The Company does not maintain an office or other physical presence in Sudan, and has no current plan to establish one. Since October 2014, the Company has conducted limited business with non-governmental clients that are owned by Sudanese nationals and/or are located in Sudan.

On December 29, 2015, the Company acquired the remaining 70% it did not own of Gras Savoye SAS (“GS”), a French insurance broker with a significant international presence.1 Before the acquisition, the Company owned a minority 30% stake in GS, did not exercise management control over it, and did not include GS within its consolidated financial statements. Considering its lack of ownership or control of GS during this period, the Company does not view any dealings GS had in Sudan or Syria before December 29, 2015, as indirect (much less direct) business of the Company. Several offices in legacy GS had conducted business with Sudanese-owned clients, and during the post-acquisition period of integration with WTW, some of that business continued. Inquiries regarding Sudan-related business conducted by legacy GS entities since the acquisition have identified the following:

1 Before the acquisition, the Company owned a minority 30% stake in GS, did not exercise management control over it, and did not include GS within its consolidated financial statements. Considering its lack of ownership or control of GS during this period, the Company does not view any dealings GS had in Sudan or Syria before December 29, 2015, as indirect (much less direct) business of the Company.

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 2 of 6

•
Gras Savoye Egypt (“GS Egypt”) has provided reinsurance brokerage services to a Sudan-based insurance company that was providing insurance for a cement company located in Sudan. GS Egypt earned $13,311.71 and 39,100.03 euros, respectively, for two policies providing coverage between February 2016 and February 2017. GS Egypt earned an additional 74,608.78 euros for renewal of the policies effective February 2017.

•
GS Egypt has provided reinsurance brokerage services to another Sudan-based insurance company that was providing insurance for a Sudan-based company. GS Egypt earned 549.3 euros for a policy providing coverage between June 2016 and May 2017. GS Egypt also provided brokerage services for renewal of the policy effective June 2017.

In addition, GS Egypt provided limited back-office services to a Sudan-based entity during a transition period after the sale of the assets of GS’s Sudan branch. GS Egypt had previously operated the Sudan branch, but sold the business and assets of this branch prior to the Company’s acquisition of GS on December 29, 2015. For a period after the acquisition until March 2017, GS Egypt continued to provide the purchaser with back office services that it had historically provided to the branch in Sudan. These included accounting, HR, IT, and some logistics services in arranging travel. GS Egypt collected 944,312 Egyptian pounds (approximately $50,000 today) in revenues from this arrangement, which is no longer in place.

The aforementioned business activities are conducted in accordance with applicable law.

Indirect business with Sudan

As explained in prior correspondence, many of the Company’s non-US clients include major non-Sudanese multinational and middle-market companies in a variety of industries, as well as non-Sudanese public institutions and individuals.  The Company’s non-US subsidiaries provide these clients with professional services, including advice and assistance in managing risk and negotiating and placing insurance risks with insurance or reinsurance markets around the world.  Sometimes these services are provided to the client on a generalized, multinational basis without necessarily focusing on each specific country in which a given company may provide services or have a facility.  On some occasions this may include the Company’s non-US subsidiaries obtaining multinational insurance coverage or providing other services in connection with a company’s world-wide assets and employees in multiple countries, including assets and/or employees in Sudan.  This could also include placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company.

The Company’s non-US subsidiaries engage in business of this type on behalf of non-Sudanese companies.  These activities are done solely for the purpose of servicing non-Sudanese clients and any such services have been provided by non-US subsidiaries of the Company.

Some of the Company’s non-US subsidiaries have clients that are non-Sudanese-owned or controlled businesses but which involve Sudanese individuals or entities that have a minority, non-controlling ownership or financial interests in those clients. All such business has been handled by the Company’s non-US subsidiaries.

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 3 of 6

Where a client of one of the Company’s subsidiaries has had a valid OFAC license from the United States government or was operating under an OFAC exemption or general license, the Company’s US and non-US subsidiaries placed insurance from time to time on behalf of US clients that cover those clients’ risks in Sudan.  Such clients may have been serviced by both the Company’s US and non-US subsidiaries.

Finally, since April 2017, non-US subsidiaries of the Company have provided brokerage services for three single-risk policies for (re)insurance associated with shipments of goods either to Sudan or via Sudan by non-Sudanese clients. The Company earned approximately $1,750 combined for these three policies.

Syria

Direct business with Syria

The Company is not aware of any business it has conducted since October 2014 with governmental or non-governmental Syrian-owned clients. Please note that while some legacy GS businesses did conduct business from time to time with Syrian-owned clients, no Syria-related business conducted by legacy GS entities since the acquisition has been identified in response to our inquiries.

The Company does not maintain an office or other physical presence in Syria, and has no current plan to establish one.

Indirect business with Syria

In its October 2014 letter to the staff, the Company explained that it had non-Syrian clients with insurable risks in Syria that could be covered under insurance policies the Company’s subsidiaries had placed on behalf of those non-Syrian companies.  The Company’s subsidiaries continue to have such clients and provide them with these types of services.

The Company’s subsidiaries provide to non-Syrian businesses and individuals the types of service that they provide to non-Sudanese clients and individuals (described above) which may cover risks and/or operations of non-Syrian clients and individuals in Syria (e.g., providing services to a non-Syrian client on a generalized, multinational basis without necessarily focusing on each specific country in which a given company may provide services or have a facility; obtaining multinational insurance coverage or providing other services in connection with a company’s assets and employees in multiple countries, including assets and/or employees in Syria; and/or placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company).

Where a client of one of the Company’s subsidiaries has a valid OFAC license from the United States government or is operating under an OFAC exemption or general license, the Company’s US and non-US subsidiaries may place insurance from time to time on behalf of US clients that cover those clients’ risks in Syria.  Such clients may be serviced by both the Company’s US and non-US subsidiaries.

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 4 of 6

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company has considered both quantitative and non-quantitative factors, such as the impact of such business activities on the Company’s reputation and share value, with respect to its business activities in Sudan and Syria, as described above. The activities are not quantitatively material to the financial statements of the Company and we do not believe these activities are likely to be viewed by investors as qualitatively material. Our investor relations leadership team is not aware of any investor inquiries in this area. As of March 31, 2017, over $4.1 billion in principal amount of debt securities of the Company and its subsidiaries are widely held by a variety of institutional and individual investors. Given the limited amount of revenues generated by the Company which could be attributed to any risks associated with Sudan and Syria, and, as described, given the indirect nature of the insurance brokerage services the Company’s non-US subsidiaries provide to non-Sudanese and non-Syrian clients related to Sudan and Syria, the Company believes that investors are not likely to view this as important in making an investment decision regarding the Company's securities.

The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interest in, companies that do business with certain US designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on our reputation or share value. We will continue to monitor the status of this legislation, as well as legislation proposed but not yet enacted by several other states, and whether it may have any material impact on the Company and its security holders.

It is the Company's practice to consult with and obtain legal advice from outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar trade restrictions with respect to countries that may be viewed as state sponsors of terrorism or otherwise subject to trade restrictions.

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 5 of 6

If you have any questions or additional comments regarding the foregoing, please contact me at (703) 258-8586.

Very truly yours,

_______________________
Neil D. Falis
Deputy Corporate Secretary

cc:    Jennifer Hardy
Suzanne Hayes
Roger Millay

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 6 of 6